

January 30, 2012

Via E-mail
Mr. Gregory J. Bylsma
Chief Financial Officer
Herman Miller, Inc.
855 East Main Avenue
Zeeland, Michigan 49464

      RE: Herman Miller, Inc.
              Form 10-K for the Year ended May 28, 2011
              Filed July 26, 2011
              Form 10-Q for the Period ended December 3, 2011
              Filed January 11, 2012
              Response dated January 20, 2012
              File No. 1-15141

Dear Mr. Bylsma:

      We have reviewed your response letter dated January 20, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period ended December 3, 2011

Management's Discussion and Analysis

Reportable Operating Segments, page 20

1. Your current segment discussion appears to only discuss the three months ended December 3, 2011 compared to the three months ended November 27, 2010. There does not appear to be a segment discussion for the six months ended December 3, 2011 compared to the six months ended November 27, 2010. In future filings, please also provide a segment discussion for the cumulative year-to-date period compared to the prior year corresponding period. Please show us in your supplemental response what the revisions will look like.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief